

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

N. Anthony Coles
Chief Executive Officer
Cerevel Therapeutics Holdings, Inc.
222 Jacobs Street, Suite 200
Cambridge, MA 02141

> **Re: Cerevel Therapeutics Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed May 27, 2021**
> **CIK No. 0001805387**

Dear Dr. Coles:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur R. McGivern - Goodwin Procter LLP